Peak Fintech Group Inc.

550 Sherbrooke Street West.

West Tower, Suite 265

Montréal, QC H3A 1B9

October 1, 2021

Canadian Securities Exchange Markets Inc.

100 King Street West, Suite 7210

Toronto, Ontario, M5X 1E1

Dear Sir or Madam:

Re:	Peak Fintech Group Inc. (the "Corporation") - Closing of the acquisition of Cubeler Inc.

We confirm that we have closed the acquisition of all of the issued and outstanding capital of Cubeler Inc. ("Cubeler") pursuant to a definitive agreement dated October 1, 2021 among, the Corporation and the shareholders of Cubeler, which was announced on August 16, 2021.

Please contact the undersigned if you have any questions or comments.

Yours very truly,

/s/ Johnson Joseph

Johnson Joseph

President and CEO

Peak Fintech Group Inc.